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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            American Select Portfolio
                                      (SLA)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    029570108
                                 (CUSIP Number)

                           George W. Karpus, President
                          Karpus Management, Inc. d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680

  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                January 22, 1998
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [x]

                               (Page 1 of 5 pages)
                              There are no exhibits

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                                  SCHEDULE 13D


CUSIP No. 029570108                                    Page  2  of  5  Pages
                                                            ---    ---
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Karpus Management, Inc. d/b/a Karpus Investment Management
     I.D. # 16-1290558
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |__|
                                                                      (b) |__|


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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       |__|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK
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                    7    SOLE VOTING POWER

     NUMBER OF           163,557 Shares
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY
      EACH          ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON
      WITH               163,557 Shares
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER



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11   AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     163,557 Shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |__|

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.23%
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14   TYPE OF REPORTING PERSON*

     IA
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1  Security and Issuer
        -------------------
        Common Stock
        American Select Portfolio, Inc.
        Piper Capital Management
        222 South Ninth Street
        Minneapolis,  Minnesota   55402-3804

ITEM 2  Identity and Background
        -----------------------
        a)  Karpus Management, Inc. d/b/a Karpus Investment Management
            ("KIM")
            George W. Karpus, President, Director and controlling stockholder JoAnn VanDegriff, Vice President and Director
            Sophie Karpus, Director
        b)  14 Tobey Village Office Park
            Pittsford, New York  14534
        c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trust and others, specializing in conservative asset management (i.e. fixed income).
        d) None of George W. Karpus, JoAnn VanDegriff or Sophie Karpus (the "Principals") or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).
        e) During the last five years non of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
        f) Each of the Principals is a United State citizen KIM is a New York corporation.

ITEM 3  Source and Amount of Funds or Other Considerations
        --------------------------------------------------
        KIM, an independent investment advisor, has accumulated shares of SLA on behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are form such Accounts.

ITEM 4  Purpose of Transaction
        ----------------------
        KIM has purchased Shares for investment purposes. Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of SLA fit the investment guidelines for various Accounts. Shares of the fund have been acquired since December 29, 1995. KIM intends to influence management and the Board of Directors to


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        represent shareholder interest and to take steps to close the discount to net asset at which the fund currently trades which may include a proposal at the next shareholder meeting.

ITEM 5  Interest in Securities of the Issuer
        ------------------------------------
        a) As of the date of this Report, KIM owns 163,557 Shares which represents 1.23% of the outstanding Shares. None of the Principals or KIM own any other Shares.
        b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
        c) Open market purchases since December 29, 1995 for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases, during such period.


Purchase    Shares     Price                Purchase   Shares     Price Per
Date        Purchased  Per Share            Date       Purchased  Share
   12/29/95      2,700      10.75             12/24/96      2,000      10.75
   12/29/95      4,000     10.875              1/10/97     10,100      10.75
     1/2/96      6,500      10.75              4/14/97    -39,000     11.125
    1/15/96        900     10.875              4/14/97      1,334     11.125
    1/16/96      2,900     10.875              4/29/97     -4,000       11.5
     2/1/96        750     10.875               5/9/97    -11,000     11.125
     3/7/96      5,000         11              7/14/97       -750      11.75
     4/9/96     25,100      10.25               8/1/97        950    11.4375
    4/10/96      1,400      10.25               8/4/97      6,000    11.4375
    4/11/96      5,000     10.125               8/5/97      6,500    11.4375
    5/29/96     20,000      10.25              8/13/97      6,200    11.4375
    7/12/96      1,000      10.25              8/14/97     16,000    11.4375
    7/15/96     17,500      10.25              8/15/97     26,400    11.4375
    7/16/96      3,900      10.25              8/18/97     10,000    11.4375
    7/17/96     16,800      10.25              8/22/97      2,000    11.4375
    7/18/96        800      10.25              8/27/97        500    11.5625
     8/9/96      1,500       10.5               9/4/97      2,300    11.5625
    8/14/96     10,000       10.5               9/5/97      2,000    11.5625
    8/26/96      4,400       10.5             11/24/97      -1250      11.75
    8/27/96      9,500       10.5              12/1/97    -11,598      12.88
    8/28/96      9,000       10.5              12/5/97      -2479      12.88
    8/29/96      2,100       10.5              12/8/97    -21,900      12.88
    9/13/96      1,000       10.5
    12/5/96      6,500     10.875
   12/23/96      5,000      10.75

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        The above listed transactions have totaled 163,557 Shares. Sale transactions of December 1, 1997 and December 8,1997 represents Shares that were tendered to the Fund per tender offer.

        The Accounts have the right to receive all dividends from, any proceeds from the sale of, the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

ITEM 6  Contracts, Arrangements, Understandings, or Relationships with
        --------------------------------------------------------------
        Respect to Securities of the Issuer.
        -----------------------------------
        Except as described above, there are no contracts, arrangement, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of SLA securities.

ITEM 7  Materials to be Filed as Exhibits
        ---------------------------------
        Not applicable.


Signature
        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       Karpus Management, Inc.



January 22, 1998                       By: /s/ George W. Karpus  Pres
----------------                          --------------------------------
     Date                                     Signature


                                           George W. Karpus, President
                                           -------------------------------
                                              Name/Title